UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                             Allion Healthcare, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    141653105
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  April 4, 2003
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[X]   Rule 13d-1(c)
[  ]  Rule 13d-1(d)

CUSIP No. 141653105

1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

Principal Financial Group, Inc.
-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3. SEC Use Only

-------------------------------------------------------------------------------

4.  Citizenship or Place of Organization

                             Delaware
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                                      5.  Sole Voting Power

                                      -----------------------------------------

NUMBER OF                             6.  Shared Voting Power
SHARES
BENEFICIALLY                                        733,334
OWNED BY                              -----------------------------------------
EACH
REPORTING                             7.  Sole Dispositive Power
PERSON WITH
                                      -----------------------------------------

                                      8.  Shared Dispositive Power

                                                    733,334
                                      -----------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

                             733,334
-------------------------------------------------------------------------------

10. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                        [  ]

11. Percent of Class Represented by Amount in Row (11)

                             19.13%
-------------------------------------------------------------------------------

12.  Type of Reporting Person

                             HC
-------------------------------------------------------------------------------


1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

Principal Financial Services, Inc.
-------------------------------------------------------------------------------


2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3. SEC Use Only

-------------------------------------------------------------------------------

4.  Citizenship or Place of Organization

                             Iowa
-------------------------------------------------------------------------------


                                      5.  Sole Voting Power

                                                    0
                                      -----------------------------------------

NUMBER OF                             6.  Shared Voting Power
SHARES
BENEFICIALLY                                        733,334
OWNED BY                              -----------------------------------------
EACH
REPORTING                             7.  Sole Dispositive Power
PERSON WITH
                                                    0
                                      -----------------------------------------

                                      8.  Shared Dispositive Power

                                                    733,334
                                      -----------------------------------------


9. Aggregate Amount Beneficially Owned by Each Reporting Person

                             733,334
-------------------------------------------------------------------------------

10. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                   [  ]

11. Percent of Class Represented by Amount in Row (11)

                             19.13%
-------------------------------------------------------------------------------

12.  Type of Reporting Person

                             HC
-------------------------------------------------------------------------------



1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

Principal Life Insurance Company
-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]

(b) [  ]

3. SEC Use Only

-------------------------------------------------------------------------------

4.  Citizenship or Place of Organization

                             Iowa
-------------------------------------------------------------------------------


                                      5.  Sole Voting Power

                                                    0
                                      -----------------------------------------

NUMBER OF                             6.  Shared Voting Power
SHARES
BENEFICIALLY                                        733,334
OWNED BY                              -----------------------------------------
EACH
REPORTING                             7.  Sole Dispositive Power
PERSON WITH
                                                    0
                                      -----------------------------------------

                                      8.  Shared Dispositive Power

                                                    733,334
                                      -----------------------------------------


9. Aggregate Amount Beneficially Owned by Each Reporting Person

                             733,334
-------------------------------------------------------------------------------

10. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [  ]

11. Percent of Class Represented by Amount in Row (11)

                             19.13%
-------------------------------------------------------------------------------

12.  Type of Reporting Person

                             IC
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ITEM 1.  ISSUER.

The issuer is Allion Healthcare, Inc., whose principal offices are located at 33 Walt Whitman Road, Suite 200A Huntington Station, NY 11746.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement relates to shares of Series B Preferred Stock and Series C Preferred Stock, in each case convertible into shares of Common Stock, $.001 par value of Allion Healthcare, Inc., CUSIP No. 141653105. This statement is being filed by: (i) Principal Financial Group, Inc. ("PFG"), (ii) Principal Financial Services, Inc. ("PFS") and Principal Life Insurance Company ("PLIC").

PFG is a corporation incorporated under the laws of the State of Delaware. Its common stock is publicly traded on the New York Stock Exchange under the ticker symbol PFG. PFG is a holding company. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

PFS, an Iowa corporation, is a wholly-owned subsidiary of PFG and a holding company. Its principal business and principal office is located at 711 High Street, Des Moines, Iowa 50392.

PLIC is a stock insurance company organized under the laws of the State of Iowa. The principal business activity of PLIC is the provision of products and services for businesses, groups and individuals including individual insurance, pension plans and group/employee benefits. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

By virtue of their ownership and control of PLIC, PFG and PFS have the ultimate voting and dispositive power with respect to the shares of Allion Preferred Stock held by PLIC and may be deemed indirect beneficial owners of all the shares of Allion Preferred Stock owned by PLIC within the meaning of Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the "Act").

ITEM 3.  NOT APPLICABLE.

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:      733,334
                                      --------------.

     (b)  Percent  of  class:      19.13
                              ----------------.

     (c)  Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote __________.

         (ii) Shared power to vote or to direct the vote    733,334
                                                       --------------.

         (iii) Sole power to dispose or to direct the disposition of_____.

         (iv) Shared power to dispose or to direct the  disposition of 733,334
                                                                      --------.

ITEM 5.  NOT APPLICABLE.

ITEM 6.  NOT APPLICABLE.

ITEM 7.  IDENTIFICATION  AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                               See Item 2.

ITEM 8.  SEE EXHIBIT A.

ITEM 9.  NOT APPLICABLE.

ITEM 10.  CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

April 14, 2003
-------------------------------------------------------------------------------
Date

PRINCIPAL FINANCIAL GROUP, INC.

By:   /S/ JOYCE N. HOFFMAN
      -----------------------
        Joyce N. Hoffman
        Senior Vice President & Corporate Secretary



PRINCIPAL FINANCIAL SERVICES, INC.

By:   /S/ JOYCE N. HOFFMAN
      -----------------------
        Joyce N. Hoffman
        Senior Vice President & Corporate Secretary



PRINCIPAL LIFE INSURANCE COMPANY

By:   /S/ JOYCE N. HOFFMAN
      -----------------------
        Joyce N. Hoffman
        Senior Vice President & Corporate Secretary

                                    EXHIBIT A

                             JOINT FILING AGREEMENT



         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other parties that the statement of Schedule 13G pertaining to certain securities of Allion Healthcare, Inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

Dated:   April 14, 2003

                                        PRINCIPAL FINANCIAL GROUP, INC.


                                        By:     /S/ JOYCE N. HOFFMAN
                                           -------------------------------
                                            Joyce N. Hoffman
                                            Senior Vice President & Corporate
                                              Secretary



                                        PRINCIPAL FINANCIAL SERVICES,
                                          INC.


                                        By:     /S/ JOYCE N. HOFFMAN
                                           -------------------------------
                                            Joyce N. Hoffman
                                            Senior Vice President & Corporate
                                              Secretary



                                        PRINCIPAL LIFE INSURANCE
                                          COMPANY


                                        By:     /S/ JOYCE N. HOFFMAN
                                           -------------------------------
                                            Joyce N. Hoffman
                                            Senior Vice President & Corporate
                                              Secretary